SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October 30, 2012
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT FROM THE MINUTES OF THE 763rd BOARD OF DIRECTORS’ MEETING

At 9:00 a.m. on October 25, 2012, the Chairman of the Board of Directors, Edson de Oliveira Giriboni, called a meeting on an ordinary basis, in accordance with the caput of Article 12 of the Bylaws, which was held in the conference room of the Company’s head offices located at Rua Costa Carvalho n° 300, in the city and state of São Paulo, and was attended by the undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP. Installing the meeting, Dr. Edson de Oliveira Giriboni greeted everyone present and justified the absence of Board member Alexander Bialer. (...) Dr. Edson Giriboni then proposed to discuss and resolve on item 3 of the agenda, “To approve the conditions for the 16th Debenture Issue, pursuant to CVM Rule 476” (time:20’).  He then offered the floor to the Chief Financial Officer and Investor Relations Officer, Rui de Britto Álvares Affonso, and the Head of Capital Markets and Investor Relations, Mario Azevedo de Arruda Sampaio, who explained the matter based on the Proposal to the Board of Directors of October 24, 2012, Board of Executive Officers’ Resolution 0336/2012 of October 24, 2012, Internal Communication 39/2012 of October 22, 2012, and on the Presentation distributed to the Board Members and filed at the Board of Directors’ Office. The matter was then discussed and put to vote. As a result, the Board Members approved by unanimous vote, pursuant to Article 59, paragraph 1, of Law No. 6,404/76 (Brazilian Corporation Law), and items X and XIII of Article 13 of the Bylaws, the conditions for the 16th Issue of Simple, Non-Convertible and Unsecured Debentures, in a single series, for public distribution with limited placement efforts, pursuant to CVM Rule 476 of January 16, 2009, as amended (“CVM Rule 476 Debentures” and “CVM Rule 476”, respectively), as follows:

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

1) Issuer: Companhia de Saneamento Básico do Estado de São Paulo SABESP.

2) Issue Amount: Five hundred million reais (R$500,000,000.00).

3) Number of Series: The Issue will be carried out in a single series.

4) Type: Unsecured.

5) Date of Issue: For all legal purposes, the date of issue of the CVM Rule 476 Debentures will be November 13, 2012 (”Date of Issue of the CVM Rule 476 Debentures”).

6) Type, Form and Convertibility: The CVM Rule 476 Debentures will be simple, registered, book-entry, non-convertible and without issue of certificates.

7) Number of CVM Rule 476 Debentures: Fifty thousand (50,000) CVM Rule 476 Debentures will be issued.

8) Nominal Unit Value of CVM Rule 476 Debentures: ten thousand reais (R$10,000.00) on the Date of Issue of CVM Rule 476 Debentures (“Nominal Unit Value of the CVM Rule 476 Debentures”).

9) Placement Regime: Up to five hundred million reais (R$500,000,000.00) debentures will be issued under a firm placement regime.

10) Placement and Distribution Procedure: The CVM Rule 476 Debentures will be distributed through a public offering with limited placement efforts, pursuant to CVM Rule 476, with intermediation by BB Banco de Investimento S.A. (“Lead Manager”) and Banco Bradesco BBI S.A. (“Bradesco BBI” and, jointly the Lead Manager, “Managers”). For this purpose, the Managers may identify a maximum of fifty (50) qualified investors, with the CVM Rule 476 Debentures subscribed to or acquired by a maximum of twenty (20) qualified investors. In accordance with Article 6 of CVM Instruction 476, the public offering with limited placement efforts of the CVM Rule 476 Debentures is automatically exempt from registration with the Brazilian Securities and Exchange Commission (CVM).

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

11) Subscription Price and Payment: The CVM Rule 476 Debentures will be subscribed and paid up, in the primary market, by the Nominal Unit Value of the CVM Rule 476 Debentures, plus the Remuneration of the CVM Rule 476 Debentures, calculated pro rata temporis from the Date of Issue of the CVM Rule 476 Debentures until the date of their effective subscription and payment, using two (2) decimal places, without rounding up. The payment of the CVM Rule 476 Debentures will be made in cash, in national currency, through the Securities Distribution System (“SDT”), managed and run by CETIP, as from the date of beginning of the distribution.

12) Monetary Restatement: The Nominal Unit Value of the CVM Rule 476 Debentures will not be adjusted to inflation.

13) Remuneration: The CVM Rule 476 Debentures will be entitled to remuneration (“Remuneration of the CVM Rule 476 Debentures”) corresponding to one hundred percent (100%) of the accumulated variation of the daily Interbank Deposit Rate – DI, extra-group (“DI Rate”), expressed as a one-year percentage, based on two hundred and fifty-two (252) business days, calculated and disclosed by CETIP S.A. –  Mercados Organizados (“CETIP”) on a daily basis in the bulletin available on its website (http://www.cetip.com.br), plus the following surcharges according to the period: (i) zero point thirty percent (0.30%) per year, based on two hundred and fifty-two (252) business days during the period between the Date of Issue of the CVM Rule 476 Debentures, inclusive, and May 13, 2013 (“First Yield Period”); (ii) zero point thirty-eight percent (0.38%) per year, based on two hundred and fifty-two (252) business days during the period between May 13, 2013, inclusive, and November 13, 2013 (“Second Yield Period”); (iii) zero point forty-six percent (0.46%) per year, based on two hundred and fifty-two (252) business days during the period between November 13, inclusive, and May 13, 2014 (“Third Yield Period”); (iv) zero point fifty-four percent (0.54%) per year, based on two hundred and fifty-two (252) business days during the period between May 13, 2014, inclusive, and November 13, 2014 (“Fourth Yield Period”); (v) zero point sixty-three percent (0.63%) per year, based on two hundred and fifty-two (252) business days during the period between November 13, 2014, inclusive, and May 13, 2015 (“Fifth Yield Period” ); and (vi) zero point seventy percent (0.70%) per year, based on two hundred and fifty-two (252) business days during the period between May 13, 2015, inclusive, and the Date of Maturity of the CVM Rule 476 Debentures (“Sixth Yield Period”); being each such period of remuneration, indistinctly, Yield Period. The Remuneration of the CVM Rule 476 Debentures will be calculated exponentially and cumulatively pro rata temporis, per business day, on the Nominal Unit Value of the CVM Rule 476 Debentures, as of the Date of Issue of the CVM Rule 476 Debentures or the date of the last payment of Remuneration of the CVM Rule 476 Debentures, whichever the case, and will be paid at the end of each Yield Period.

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

14) Term: Except in the events of optional acquisition, optional total early redemption and/or early maturity, whichever the case, as defined in the indenture of issue, the CVM Rule 476 Debentures will mature in three (3) years, as of the Date of Issue of CVM Rule 476 Debentures (“Date of Maturity of the CVM Rule 476 Debentures”).

15) Guarantee: None.

16) Amortization: Except in the events of optional acquisition, optional total early redemption, optional partial extraordinary amortization and/or early maturity, as defined in the indenture of issue, the amortization of the CVM Rule 476 Debentures will take place in a single installment, equal to the balance of Nominal Unit Value of the CVM Rule 476 Debentures, on the Date of Maturity of the CVM Rule 476 Debentures, as per item 14 above.

17) Place of Payment: The payments related to the CVM Rule 476 Debentures will be made by the Issuer on the respective maturity date in accordance with (a) the procedures adopted by CETIP, for the CVM Rule 476 Debentures held in electronic custody through the National Debenture System (“SND”), and/or (b) the procedures adopted by the depositary institution, for the CVM Rule 476 Debentures that are not held in electronic custody by CETIP.

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

18) Extension of Terms: The periods for the payment of any obligations arising from the CVM Rule 476 Debentures will be extended until the subsequent business day if the due date coincides with a day that is not a business or banking day in the payment location of the CVM Rule 476 Debentures, in the city and state of São Paulo, without any increase in the amounts to be paid, except for cases in which the payments must be made through CETIP, in which case an extension is granted only when the due date falls on a national holiday, Saturday and/or Sunday.

19) Allocation of Funds: The proceeds from the issue of CVM Rule 476 Debentures will be allocated to the settlement of the Issuer’s financial obligations in 2012/2013.

20) Registration for Placement and Trade: The CVM Rule 476 Debentures will be registered for (a) public distribution on the primary market through the SDT, managed and run by CETIP, with distribution settled by CETIP; and (b) trading on the secondary market through the SND, managed and run by CETIP, with trades settled financially and the CVM Rule 476 Debentures held in custody electronically by CETIP.

21) Optional Acquisition: The Issuer may, at any time, acquire outstanding CVM Rule 476 Debentures, pursuant to Article 55, paragraph 3, of the Brazilian Corporation Law. The CVM Rule 476 Debentures acquired by the Issuer may be: (i) canceled, through a deliberate act of the Issuer; (ii) held in the Issuer’s treasury; or (iii) once again placed on the market. The CVM Rule 476 Debentures acquired by the Issuer and held in treasury, once placed on the market again, will be entitled to the same remuneration as the other outstanding CVM Rule 476 Debentures.

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

22) Optional Total Early Redemption: The optional early redemption of the CVM Rule 476 Debentures may occur at any time in relation to the total CVM Rule 476 Debentures upon availability of the proceeds obtained from the Issue (“Total Early Redemption of the CVM Rule 476 Debentures"). The Total Early Redemption of the CVM Rule 476 Debentures will take place upon payment of the Nominal Unit Value of the CVM Rule 476 Debentures plus the Remuneration of the CVM Rule 476 Debentures, calculated pro rata temporis as of the Date of Issue of the CVM Rule 476 Debentures, or as of the date of the last payment of Remuneration of the CVM Rule 476 Debentures, whichever the case, until the date of effective redemption, with no addition in the form of redemption premium, in accordance with the procedure adopted by CETIP for the CVM Rule 476 Debentures under electronic custody at the SND and other procedures described in the indenture of issue. The CVM Rule 476 Debentures redeemed pursuant to the indenture of issue shall be cancelled by the Issuer.

23) Optional Partial Extraordinary Amortization: The Optional Partial Extraordinary Amortization of the CVM Rule 476 Debentures may occur at any time upon availability of the proceeds obtained from the Issue ("Partial Extraordinary Amortization of the CVM Rule 476 Debentures"). The Partial Extraordinary Amortization of the CVM Rule 476 Debentures shall be proceeded by written notification to the Trustee, no less than ten (10) days before the payment of the Partial Extraordinary Amortization of the CVM Rule 476 Debentures, and limited to ninety percent (90%) of the Nominal Unit Value of the CVM Rule 476 Debentures or the Balance of the Nominal Unit Value of the CVM Rule 476 Debentures, plus the Remuneration of the CVM Rule 476 Debentures and other charges due and unpaid up to the date of the Partial Extraordinary Amortization of the CVM Rule 476 Debentures, with no additions in the form of premiums.

24) Default Charges: Without prejudice to the Remuneration of the CVM Rule 476 Debentures, if there is any delay in the payment of any amount due to holders of the CVM Rule 476 Debentures, the late payments will be subject to a fine of two percent (2%) of the amount due and overdue charges shall be calculated from the date of default to the date of effective payment, at a rate of one percent (1%) per month on the overdue amount, independently of a notice, notification or legal or any other intervention, in addition to expenses incurred by holders of the CVM Rule 476 Debentures in collecting their credits.

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

25) Potential Early Redemption Events: The CVM Rule 476 Debentures will have early redemption declared in case of the events envisaged in the indenture of the CVM Rule 476 Debentures, as negotiated with the Managers.

26) Renegotiation: The CVM Rule 476 Debentures will not be renegotiated.

The Board of Directors also authorized the members of the Company's Board of Executive Officers, with due regard for all legal and statutory terms, to execute any and all acts related to the 16th Issue of Simple, Unsecured, Non-convertible Debentures in a single series, ratifying all acts related to the 16th Issue that have already been conducted by the Board of Executive Officers.  (…)

These minutes, after being approved, were signed by the attending members of the Board of Directors. Edson de Oliveira Giriboni, Andrea Sandro Calabi, Alberto Goldman, Dilma Seli Pena, Heraldo Gilberto de Oliveira, Jerônimo Antunes, Reinaldo Guerreiro, Sidney Estanislau Beraldo and Walter Tesch.

This is a free English translation of the excerpt of the original minutes drawn up in the Book of Minutes of the Board of Directors.

São Paulo, October 29, 2012.

Edson de Oliveira Giriboni	Sandra Maria Giannella
Chairman of the Board of Directors	Executive Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: October 30, 2012

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.